CAMECO CORPORATION Corporate Office 2121 – 11th Street West Saskatoon, Saskatchewan Canada S7M 1J3
June 27, 2014
FILED VIA EDGAR	Tel 306.956.6200 Fax 306.956.6201 www.cameco.com

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Ms. Jenkins:

Cameco Corporation (“Cameco”): Form 40-F for the Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-14228

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing of Form 40-F (the “Form 40-F”) in the letter dated June 17, 2014 (the “Comment Letter”) addressed to Grant Isaac.

We are writing to respond to comments contained in the Comment Letter. Our response has been reviewed by KPMG LLP, Cameco’s external auditors. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.2 – 2013 Consolidated Audited Financial Statements

Notes to Consolidated Financial Statements, page 9

Note 22. Income taxes, page 40

1.	We note your response to prior comment three on taxes paid and owed to CRA regarding tax litigation with transfer pricing methodology. Please address the following matters in a written response:

•	Clarify the accounting guidance you use to estimate income tax related contingencies;

•	Tell us where you have provided the disclosure required by paragraph 88 of IAS 12 which refers you to IAS 37 for contingent assets and liabilities that may arise, from unresolved disputes with taxation authorities;

Ms. Tia L. Jenkins

June 27, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

•	Explain whether the tax provision of $73 million includes estimates for income tax related fees and penalties; and,

•	Clarify the accounting guidance you use to account for income tax related fees and penalties.

Response: Clarify the accounting guidance you use to estimate income tax related contingencies.

We have used guidance in IAS 12 Income Taxes and IAS 37 Provisions, Contingent Assets and Liabilities in estimating the income tax related contingencies. The provision falls under the definition of income taxes within the scope of IAS 12. However, since IAS 12 does not specifically address the measurement of uncertain tax positions, we have used IAS 37 guidance on the measurement of the provision as uncertain liabilities are generally accounted for under IAS 37. According to IAS 12.46-47, tax liabilities should be measured at the amount expected to be paid to the tax authorities, using tax rates that have been enacted and deferred tax liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. IAS 37.36 states that the amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. In determining the amount of the estimate to record, we determined the expected value using a single-best estimate approach. Consistent with IAS 12, the provision has been recorded against deferred taxes as it reduces the amount of income tax losses that would be available.

With respect to the CRA litigation, the contract prices used were generally comparable to those established in sales contracts between arm’s length buyers and sellers entered into at that time. The provision was recorded based on those contracts where an argument could be made that our transfer price may have fallen outside of an appropriate range of pricing in uranium contracts for the period from 2003 to 2013.

Response: Tell us where you have provided the disclosure required by paragraph 88 of IAS 12 which refers you to IAS 37 for contingent asset and liabilities that may arise from unresolved disputes with taxation authorities.

The required disclosure can be found in Note 22 of our annual financial statements, as referenced on the face of the consolidated statements of financial position. In addition, we have provided further disclosure in the annual MD&A.

In accordance with IAS 37.84:

•	The carrying amount of the provision at the end of the period, as well as the additional provision made in the period can be found in section D and section E of the note. Therefore the carrying amount at the beginning of the period is readily calculated. There were no amounts used or reversed during the period. As the provision has been recorded against deferred taxes, the provision amount is not subject to discounting.

Ms. Tia L. Jenkins

June 27, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

In accordance with IAS 37.85:

•	A description of the nature of the obligation can be found in section E of the note, as well as on page 32-33 of our annual MD&A, including a schedule with respect to possible future remittances to be made. The expected timing of the trial and Tax Court decision is also disclosed in section E of the note, as well as in the MD&A.

•	Page 33 of the annual MD&A explains the uncertainties in timing of future remittances.

•	The major assumptions and material risks are listed in our annual MD&A on page 33-34.

•	Section E of Note 22 discusses the amount of expected reimbursements, with reference to Note 11, which provides a schedule of our long-term receivables, including amounts relating to the tax dispute.

In accordance with IAS 37.86:

•	A description of the nature of the obligation can be found in section E of the note, as well as on page 32-33 of our annual MD&A.

•	The estimated impact of possible future re-assessments by the CRA is detailed on page 33 of our annual MD&A.

•	Section E of Note 22 of our annual financial statements discusses the effect on Cameco’s financial position, results of operations and liquidity if resolution of the matter is as per the re-assessments discussed and also discusses the amount of expected reimbursements, with reference to Note 11, which provides a schedule of our long-term receivables, including amounts relating to the tax dispute.

Response: Explain whether the tax provision of $73 million includes estimates for income tax related fees and penalties.

The tax provision of $73 million does not include estimates for income tax related fees and penalties. We expect to have sufficient discretionary tax deductions available to fully eliminate any potential income tax payable for any particular income tax year and do not expect interest and penalties to be payable.

Response: Clarify the accounting guidance you use to account for income tax related fees and penalties.

Income tax related fees and penalties that do not relate to income tax exposures are accounted for as provisions in the statement of financial position and finance costs in the statement of earnings in accordance with IAS 37.

Ms. Tia L. Jenkins

June 27, 2014

Form 40-F for the Year Ended December 31, 2013, File No. 001-14228

Please contact the undersigned at (306) 956-6200 to discuss any questions you may have regarding our response.

Yours truly,

CAMECO CORPORATION

“Grant E. Isaac”

Grant E. Isaac
Senior Vice-President and Chief Financial Officer